

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2015

William M. Kahane
Chief Executive Officer and President
American Energy Capital Partners – Energy Recovery Program, LP
405 Park Avenue
New York, NY 10022

> **Re:** **American Energy Capital Partners – Energy Recovery Program, LP**
> **Post-Effective Amendment No. 4 to Form S-1**
> **Filed April 17, 2015**
> **File No. 333-192852**

Dear Mr. Kahane:

We have limited reviewed our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Conflicts of Interest, page 55

Conflicts with the Manager, page 63

1.   We note your disclosure that "conflicts of interest <u>may</u> arise concerning which properties will be acquired by the Partnership and which properties will be acquired by our general partner, the Manager or an affiliate of the Manager for their own account or for other affiliated partnerships, third-party programs or joint ventures" (underlining added). Tell us what consideration you have given to updating this disclosure, as well as the Risk Factors regarding conflicts of interest, to clarify that your Manager and the manager for Energy 11, LP, which is raising $2 billion to acquire and develop oil and gas properties in the U.S., are directly or indirectly controlled by the same person.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Gerald A. Bollinger